Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,				
	2003	**2004**	**2005**	**2006**	**2007**
Earnings (loss)					
Pre-tax income (loss)	$ (172,925)	$ (166,618)	$ (169,778)	$ (112,668)	$ 197
Total fixed charges	$ 4,134	$ 8,297	$ 25,937	$ 29,627	$ 38,233
Total income (loss) before fixed charges	$ (168,791)	$ (158,321)	$ (143,841)	$ (83,041)	$ 38,430
Fixed Charges					
Interest expenses	$ 3,718	$ 7,527	$ 25,119	$ 28,970	$ 37,698
Assumed interest attributable to rentals	$ 416	$ 770	$ 818	$ 664	$ 535
Total fixed charges	$ 4,134	$ 8,297	$ 25,937	$ 29,634	$ 38,233
Deficiency of earnings available to cover fixed charges	$ 172,925	$ 166,618	$ 169,778	$ 112,675	$ -
Ratio of earnings available to cover fixed charges	n/a	n/a	n/a	n/a	1.0:1